RECEIVED
FEB 24 2011
WASH. DC 200 SECTION

KH 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venecredit Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 1575
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

6750 North Andrews Avenue, Suite 200	Fort Lauderdale	Florida	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11016830

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfonso Osorio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venecredit Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

German Garcia-Velutini and Ricardo Gimon

ANTUANET OHAYON
Notary Public, State of Florida
Commission #DD974128
My Commission Expires Mar. 23, 2014

Notary Public

Signature

Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida

FINANCIAL STATEMENTS
December 31, 2010 and 2009

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Audit Committee
Venecredit Securities Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Venecredit Securities Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2009, less total revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported on Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no mathematical errors.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, FL
February 23, 2010

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of VBT Holdings, LTD.)
Miami, Florida

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statements of financial condition of Venecredit Securities, Inc. as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedule of the Computation of Net Capital Pursuant to Rule 17a-5 as of December 31, 2010 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 9, 2011

VENECREDIT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 624,477	$ 1,304,010
Deposit with clearing organization (restricted)	100,000	100,000
Trading assets	1,935,878	952,547
Commissions and fees receivable	9,692	61,497
Fixed assets, net	64,583	66,257
Prepaid expenses and other assets	52,633	46,422
	2,787,263	$ 2,530,733
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 2,968	$ 1,178
Accrued commissions	102,772	5,261
Accrued expenses and other liabilities	97,407	92,275
	203,147	98,714
Stockholder's equity		
Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000	1,000,000
Retained earnings	1,584,116	1,432,019
Total stockholder's equity	2,584,116	2,432,019
	$ 2,787,263	$ 2,530,733

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ 1,143,572	$ 1,657,360
Interest income	79,412	62,483
Gain (loss) on trading securities,net	(26,429)	(4,805)
Other income	337,737	250,858
	1,534,292	1,965,896
Expenses:		
Compensation and benefits	529,308	474,486
Commission expense	354,827	464,096
Professional services	50,133	42,656
Occupancy and equipment	120,144	139,053
Insurance	71,764	61,379
Other	167,895	171,645
	1,294,071	1,353,315
Income before income taxes	240,221	612,581
Income tax expense	88,124	230,741
Net income	$ 152,097	$ 381,840

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2010 and 2009

	Common Stock	Retained Earnings	Total
Balance at January 1, 2009	$1,000,000	$1,050,179	$2,050,179
Net income	-	381,840	381,840
Balance at December 31, 2009	$1,000,000	$1,432,019	$2,432,019
Net income	-	152,097	152,097
Balance at December 31, 2010	$1,000,000	$1,584,116	$2,584,116

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income	$ 152,097	$ 381,840
Adjustments to reconcile net income to net cash (used in),provided by operating activities		
Depreciation	25,360	19,226
Changes in assets and liabilities		
Trading assets	(983,331)	129,821
Commissions and fees receivable	51,805	(50,070)
Prepaid expenses and other assets	(6,211)	(2,847)
Accounts payable	1,790	143
Accrued commissions	97,511	(113,046)
Accrued expenses and other liabilities	5,132	46,870
Total adjustments	(807,944)	30,097
Net cash (used in), provided by operating activities	(655,847)	411,937
Cash flows from investing activities		
Capital expenditures	(23,686)	(23,363)
Net cash used in investing activities	(23,686)	(23,363)
Net change in cash and cash equivalents	(679,533)	388,574
Cash and cash equivalents at beginning of year	1,304,010	915,436
Cash and cash equivalents at end of year	$ 624,477	$ 1,304,010
Supplemental disclosure:		
Income taxes paid	$ 62,000	$ 223,601

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily operates in South Florida and Venezuela.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through February 9, 2011, which is the date the financial statements were issued.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Assets: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2010 and 2009. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, receivables and payables, and accrued expenses), approximate their fair value because of the short maturity of the instruments.

Concentrations of Credit Risk: As of December 31, 2010 and 2009, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also has a trading security portfolio with significant concentration risk in corporate bonds

Most of the Company's business activity is with customers located within Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Adoption of this new guidance did not have a material impact on the results of operations on financial position of the Company.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are reconciled as income tax expense in the accompanying statements of operations.

Reclassifications: Some amounts in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:
In June 2009, the FASB issued guidance on accounting for transfers of financial assets. This guidance amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of this guidance were also amended and apply to transfers that occurred both before and after the effective date of this Statement. This interpretation did not have a material effect on the Company's financial statement.

In June 2009, the FASB issued guidance on the consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. This guidance also requires additional disclosures about an enterprise's involvement in variable interest entities. This guidance was effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. This interpretation did not have a material effect on the Company's financial statement.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2002, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2010 and 2009, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

(Continued)

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2010 and 2009 securities owned were as follows:

	2010	2009
US Government Bonds:		
Federal Home Loan Bank	$ 190,450	$ 392,030
US Corporate Bonds:		
Amerada Hess	---	135,509
Wells Fargo	---	36,138
Target	---	1,043
Target	2,003	2,112
GE Capital	40,294	40,190
Kimberley Clark	121,061	123,896
Pfizer	46,956	47,594
Altria	118,364	115,563
Hewlett Packard	21,650	22,095
Hewlett Packard	49,881	---
Coca Cola	36,220	36,377
Coca Cola	202,090	---
Kellogg	40,602	---
Walt Disney	41,128	---
Hershey	87,649	---
Kraft	41,556	---
Kraft	53,487	---
AT&T	27,437	---
AT&T	35,917	---
Federal Express	110,688	---
HSBC	33,919	---
Seariver Maritime	216,401	---
John Deere	80,672	---
Caterpillar	108,094	---
Caterpillar	10,779	---
Du Pont	21,182	---
Hershey	74,709	---
	1,622,739	560,517
Corporate bonds in other countries:		
AB Svensk	41,260	---
BMW	14,773	---
Toyota	16,246	---
Diageo	50,410	---
	122,689	---
	$ 1,935,878	$ 952,547

(Continued)

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK (Continued)

As of December 31, 2010 and 2009, the Company had concentrations of credit risk with depository institutions in the form of bank accounts and clearing deposits, as well as with commercial entities mostly within the United States (corporate bonds).

NOTE 4 –FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of trading securities outstanding that are determined by obtaining quoted prices on nationally recognized securities exchanges are Level 1 inputs. For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Fair Value Measurements at	December 31, 2010 Using:			
	(Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 2)	Significant Other Observable Inputs (Level 3)	Significant Unobservable Inputs Total
US Government bonds:	$ -	$ 190,450	$ -	$ 190,450
Corporate bonds	1,190,414	555,014	-	1,745,428
	$ 1,190,414	$ 745,464	$ -	$ 1,935,878

As of December 31, 2009, the fair values of trading securities owned by the Company are determined by obtaining quoted prices based on active markets and from nationally recognized securities exchanges (Level 1).

(Continued)

NOTE 5 - INCOME TAXES

Income tax expense for the period ended December 31, 2010 and 2009 was as follows.

	2010	2009
Current	$ 91,866	$ 228,432
Deferred	(3,742)	2,309
	$ 88,124	$ 230,741

Period-end deferred tax asset was due to the following.

Deferred tax assets:		
Fixed asset depreciation	$ 19,606	$ 23,348

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

NOTE 6 – LEASES

The Company has an operating lease for its office space. Estimated rent commitments under this non-cancelable operating lease are as follows:

2011	128,568
2012	133,714
Thereafter	79,787
Total	$ 342,069

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2010 and 2009, the Company earned approximately $849,000 and $694,369 from commissions derived from trades involving these Companies under the same control.

At December 31, 2010, there are no amounts due to any Company within the common ownership group.

(Continued)

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $2,396,700, which was $2,296,700 in excess of its required net capital. The Company's net capital ratio was .0847 to 1 at December 31, 2010.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5
December 31, 2010

Total stockholder's equity	$ 2,584,116
Deductions and/or charges	
Net fixed assets	(64,583)
Other non-allowable assets	(67,161)
Net capital before haircuts on securities	$ 2,452,372
Haircuts on securities	(55,672)
Net capital	$ 2,396,700
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 2,968
Accrued commissions	102,772
Accrued expenses and other liabilities	97,407
Total aggregate indebtedness	$ 203,147
Aggregate indebtedness to net capital	8.47%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	2,396,700
Excess net capital	$ 2,296,700
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$2,276,700

There are no differences between the amounts presented above and the amounts presented in the Company's December 31, 2010 unaudited FOCUS Part IIA filings submitted on January 24, 2011.

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
December 31, 2010

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) - $2,500 capital category as per Rule 15c3-1	________
B.	(k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	________
C.	(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm: Pershing Advisor Solutions LLC	X
D.	(k)(3) - Exempted by the order of the Commission	________

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. (the Company), as of December 31, 2010 and for the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 9, 2011